October 31, 2005
Via Facsimile and U.S. Mail
Jim B. Rosenberg, Senior Assistant Chief Accountant
Joel Parker, Accounting Branch Chief
Dana Hartz, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Re:	Novavax, Inc. Form 10-K/A for the Fiscal Year Ended December 31, 2004 Filed March 15, 2005 File No. 000-26770
Dear Messrs. Rosenberg and Parker and Ms. Hartz:
          On behalf of Novavax, Inc. (the “Company”), I am writing to provide additional background information to help you understand the accounting for the Novavax-King transactions in July 2004 that we discussed by telephone on September 8, 2005 and that were the subject of the second comment in your letter dated July 12, 2005 with respect to the above referenced filing (the “Filing”). In addition, we note our concurrence with your request for expanded detail regarding sales returns that was the subject of the third comment in your letter. This letter supplements our response letter dated July 26, 2005.
1. Additional Information for Comment 2
          In your letter dated July 12, 2005 you asked: Please provide us with the detailed calculation supporting the $2,514,000 intangible asset recorded. In addition tell us how this amount qualifies as an intangible asset. Please include the specific authoritative literature used in arriving at your conclusions. In our subsequent teleconference on September 8, 2005, you asked us to clarify our initial response to this question.
          In July 2004, Novavax and King Pharmaceuticals, Inc. terminated their business relationship. The related agreements entered into to effect this termination resulted in:
•	Redemption of Novavax convertible notes held by King,

•	Issuance of Novavax common stock and cash to King, and

Mr. Jim Rosenberg, Mr. Joel Parker and Ms. Dana Hartz
Securities and Exchange Commission
October 31, 2005

•	Return to Novavax of all worldwide rights for the jointly-owned estrogen replacement product marketed as ESTRASORB and the worldwide rights for a product in development called ANDROSORB.
          The rights returned to Novavax, which were previously licensed by the Company to King in a series of co-promotion and license agreements and amendments, essentially consisted of: 1) the right to share equally in revenues for ESTRASORB in the United States and Puerto Rico, 2) an exclusive license for sales of ESTRASORB in all countries outside the United States and Puerto Rico, and 3) the right to share equally in revenues in the United States and Puerto Rico for ANDROSORB.
          After our discussions with the Staff in September, we reexamined the accounting treatment for the intangible rights you asked about and determined that a more appropriate way to account for this was to record the fair value of such reacquired rights, unless the cost of reacquiring the rights was less than fair value, in which case the rights would be recorded at cost. The cost of the reacquired rights was determined based on the fair value of the elements exchanged. The relevant authoritative literature used to arrive at this conclusion is FAS No. 142 Paragraph 9 and FAS No. 141 Paragraph 6. In addition, the Company looked to EITF 04-1 Paragraph 6. While EITF 04-1 Paragraph 6 applies to business combinations, the Company believes that the concept of recording reacquired rights outside of a business combination is reasonable and has merit in this situation.
          The consideration exchanged in this transaction was as follows:

Consideration Given by Novavax
•	Cash payments to King, net of cash received	$13,998,866
•	Common stock issued to King at fair market value	$18,123,000
•	Net payable to King forgiven	$(85,608)

	Total Consideration Given	$32,036,258

Consideration Received from King
•	Fair value of notes payable	$29,637,767
•	Reacquired rights, at cost	$2,398,491

	Total Consideration Received	$32,036,258

          In addition to the $2.4 million allocated to the reacquired rights, the Company incurred transaction costs related to reacquiring such rights. We have allocated approximately $500,000 of such costs to the reacquired rights. Therefore, the lower of cost or fair value of the reacquired rights would be approximately $2.9 million.

Mr. Jim Rosenberg, Mr. Joel Parker and Ms. Dana Hartz
Securities and Exchange Commission
October 31, 2005

          In order to determine the fair value of the consideration received, we engaged Baker-Meekins, an independent business valuation firm, to assess the value of the King convertible notes and utilized the appraiser’s valuation of $29,637,767, based on the reputation and competency of the appraiser, for the purpose of accounting for the redemption of the notes. With respect to the reacquired rights, we estimated relative fair values of the rights using market studies, discounted cash flow models and stage of completion of the underlying products in each market.
          The resulting fair value of the reacquired rights was well in excess of the cost and, therefore, we recorded the reacquired rights at the lower of cost or fair value. The Company believes that, under the tenets of purchase accounting as defined in FAS No. 142 Paragraph 9 and FAS No. 141 Paragraph 6, where the fair market value of the assets acquired is greater than the purchase price, it is appropriate to record the reacquired rights at cost, which is less than fair value.
          We determined that the cost of the reacquired rights of approximately $2.9 million should be allocated to each of the rights reacquired based on the relative fair values of these rights. There were essentially three rights reacquired: ESTRASORB rights in the United States and Puerto Rico, ESTRASORB rights internationally, and the rights to ANDROSORB. We assessed the fair value of the ESTRASORB rights in the United States and Puerto Rico using a discounted cash flow analysis based on a marketing study prepared by the market research firm Campbell Alliance in late 2003 in preparation for the launch of ESTRASORB in 2004. This analysis yielded a fair value for the portion of the United States and Puerto Rico rights reacquired of approximately $15.9 million. We assessed the fair value of the international rights to ESTRASORB based on market data indicating that at the time of the transaction there were a number of significant barriers to enter the international market, the most significant of which were identified as price, cost of regulatory approval outside of the United States and cost to develop an international distribution infrastructure. Therefore, the fair value was determined to be nominal. We determined that the fair value at that time of ANDROSORB, a product still in Phase I development with significant development effort remaining and an unproven market, to be zero. Therefore, substantially all of the value of the reacquired rights is related to the ESTRASORB rights in the United States and Puerto Rico, which would result in approximately $2.9 million in an intangible asset.
          We originally allocated approximately $2.5 million to the intangible asset. Upon reevaluation of the accounting, we believe it may be more appropriate to allocate $2.9 million to the intangible for ESTRASORB. If we were to allocate $2.9 million to the intangible, the resulting gain on the transaction would be $11.6 million versus the $11.2 million that was originally recorded. We believe that the differences resulting from the reevaluation of the accounting in these items are clearly immaterial when compared to the Company’s total assets, total equity, and net loss at December 31, 2004.

Mr. Jim Rosenberg, Mr. Joel Parker and Ms. Dana Hartz
Securities and Exchange Commission
October 31, 2005

          Therefore, we believe that the amounts as recorded at December 31, 2004 are fairly presented. The intangible asset of reacquired ESTRASORB rights in the United States and Puerto Rico is stated at the lower of cost or fair value. This intangible asset is being reviewed periodically for impairment and amortized over the remaining patent life. Additionally, as you may be aware based on our recent Form 8-K filing, we sold such rights on October 18, 2005 for a minimum cash consideration of $12.5 million ($2.0 million immediately, $8.0 million by year-end 2005, and the remaining balance of $2.5 million on the first anniversary date of the agreement), plus a royalty on all net sales of ESTRASORB and certain milestone payments based on specific pre-determined net sales levels of ESTRASORB.
2. Concurrence with Comment 3
          Per our telephone conversation at the end of August of this year, you requested in future filings that Novavax segregate its sales returns allowance provisions related to sales for the current period from the provisions relating to sales from prior periods. The Company concurs with that request and will initiate the requested level of detail and disclosure in future filings, beginning with our quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2005. It was also our understanding following our telephone conversation that if the Company’s rebates continue to be an insignificant amount or percentage of sales, the Company is permitted to simply note the amount and/or percentage and not provide the roll-forward detail as required for sales returns. The Company therefore will continue this practice in future filings.
          The Company acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the Filing; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the Filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please do not hesitate to call me at (484) 913-1203 if you have any additional comments or questions.
Yours sincerely,
Dennis W. Genge
Chief Financial Officer